MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its financial results for the second quarter and first half of 2007 with those of the second quarter and first half of 2006.  In order to better understand the MD&A, it should be read in conjunction with the unaudited Financial Statements and related notes for the quarter and six months ended June 30, 2007 and in conjunction with the audited Financial Statements and notes for the year ended December 31, 2006, and Management’s Discussion and Analysis for the year 2006.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada.  This MD&A is made as of August 9, 2007.

Management’s Discussion and Analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company’s Annual Information Form for the year 2006 dated March 30, 2007 is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.

1.           OVERVIEW

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN” and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek Mine is partially developed with an existing 1000 tpd mill and related infrastructure.  The Prairie Creek Property hosts a major mineral deposit containing an estimated, in situ, 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver, with significant exploration potential Zone 3 of the deposit, as currently known, contains a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc, 9.7% lead, 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc, 10.4% lead and 0.4% copper and 169.2 grams silver per tonne.

The Company’s principal focus is its efforts to advance the Prairie Creek project towards production.  In 2006 the Company carried out major programs at Prairie Creek including driving a new internal decline about 400 meters long which enabled the initiation of a major underground exploration and infill drilling program that continued into the first half of 2007.  A total of $7.9 million was invested in Prairie Creek in 2006.  During the first half of 2007 the Company invested $4,048,438 on the Prairie Creek project, principally on underground exploration drilling with encouraging results.  (See press releases dated January 9, 2007, March 5, 2007, March 22, 2007, April 24, 2007, June 4, 2007, July 5, 2007).  A new mineral resource estimation and report (NI 43-101 Standard) is in preparation.

The Prairie Creek project is located in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River and in proximity but outside of the Nahanni National Park Reserve.  Although the Company holds permits for the exploration and development of the Prairie Creek property the Company does not have all the permits necessary to operate the mine.  The Company has experienced long delays in obtaining permits to date and anticipates continuing delays and difficulties with its permitting activities.  During the first half of 2007 the Company was actively engaged in permitting activities and obtained a Land Use Permit for winter use of the road which connects the Prairie Creek Mine with the Liard Highway from the Mackenzie Valley Land and Water Board in April 2007.

Canadian Zinc is in a strong financial condition. At June 30, 2007 the Company had cash, cash equivalents and short term investments of $25.9 million compared to $29 million at December 31, 2006.
Subsequent to the end of the quarter the Company completed a private placement financing of $10 million, increasing the cash position to approximately $35 million.

2.           REVIEW OF FINANCIAL RESULTS

For the second quarter of 2007 and first half of 2007, the Company reported net losses of $171,408 and $235,876 respectively, compared to losses of $326,146 and $481,292 in the second quarter and first half of 2006.  The reduced loss in 2007 was mainly attributable to higher interest income in 2007 as a result of an increase in cash available for investment and the inclusion of a charge of $191,473 in respect of stock based compensation in both the second quarter and first half of 2006.

Included in the loss in both the second quarter and first half of 2007 was a write down in the market value of marketable securities in the amount of $125,000.  There was no equivalent write down in 2006.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  During the first half of 2007 the Company expended $4,048,438 on exploration and development on the Prairie Creek Property, the principal component of which was underground drilling. During the first half of 2006, the Company expended $1,556,984 on the Prairie Creek Property.

The 2007 program, which ran successfully throughout the winter months, includes the continuation of underground drilling program which commenced in 2006.  Underground drilling was carried out from drill stations at 50 meter intervals along a new 400 meter internal decline.  As of June 30, 2007, 41 drill holes totaling 8,217 meters of drilling from six drill stations had been completed with encouraging results.  The Phase 1 underground drilling program is now completed and the results will be incorporated into a new 43-101 compliant mineral resource report.  Phase 2 underground drilling is slated to continue later in the year following further extension of the underground decline to create additional drill stations.

Continued progress was made on permitting at Prairie Creek.  On April 10, 2007, the Mackenzie Valley Land and Water Board issued Land Use Permit MV2003F0028 to operate a winter road from the Prairie Creek mine site to the Liard Highway. The permit is valid for a period of five years to April 10, 2012.

Particulars of the deferred exploration and development costs are shown in Note 3 to the Financial Statements.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income.  Interest income in the second quarter and first half of 2007 was $331,102 and $651,108 respectively, compared to $225,490 and $406,851 in the second quarter and second half of 2006 respectively, with the increase being attributable to larger amounts available for investment.

Administrative Expenses

Administrative expenses for the second quarter and for the first half of 2007 were $376,509 and $760,063 respectively, compared to $359,073 and $694,488 (excluding stock based compensation, amortization and a write down of marketable securities) in the second quarter and first half of 2006, respectively.  The increase was largely attributable to increased activity in shareholder and investor communications.

Related Party Transactions

The Company had no related party transactions in the first half of 2007 or 2006 other than executive compensation in the second quarter and first half of 2007 of $108,000 and $219,200 respectively, compared to $282,609 and $371,509 in the second quarter and first half of 2006, respectively, paid to executives, directors and corporations controlled by directors.  The decrease was principally attributable to timing differences.

Income Tax

The Company is currently not taxable and had no income tax expense for the first half of 2007 or 2006.  In the first quarter of 2007 the Company applied the accounting treatment by the Canadian Institute of Chartered Accountants Emerging Issues Committee Recommendation 146 requiring the tax effect of the renunciation of $8 million of Canadian exploration expenses upon the issue in 2006 of flow-through shares to be recorded in the 2007 fiscal period.

The net effect of the adoption of Emerging Issue Committee Recommendation 146 has resulted in the recognition in 2007 of a future tax liability in respect of the issue of flow-through shares of $2,729,600 and a corresponding reduction in shareholder equity.  The future income tax liability (net of future tax assets) was $1,134,000 at December 31, 2006 and therefore increased to $3,863,600 at June 30, 2007.

3.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 2 to the audited financial statements for the year ended December 31, 2006. The critical accounting policies and judgments that underly estimates that are involved in preparing the Company’s financial statements and the uncertainties that could impact the results of operations, financial condition and future cash flows are described in Management’s Discussion and Analysis for the year ended December 31, 2006.

4.	SUMMARY OF QUARTERLY RESULTS

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share $
2007
Second Quarter	331,102	(171,408)	(0.00)
First Quarter	320,006	(64,468)	(0.00)
2006
Fourth Quarter	304,193	(966,375)	(0.02)
Third Quarter	237,104	(38,749)	(0.00)
Second Quarter	225,490	(326,146)	(0.00)
First Quarter	181,361	(155,146)	(0.00)
2005
Fourth Quarter	119,509	(133,163)	(0.01)
Third Quarter	80,686	(87,923)	(0.00)
Second Quarter	75,812	(159,896)	(0.00)
First Quarter	53,108	(1,586,330)	(0.02)

The higher losses in the fourth quarter of 2006 and the first quarter of 2005 are attributed to a non-cash expense in respect of stock based compensation on the issue during those quarters of stock options to directors and employees.

5.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income in the first half of 2007 was $651,108, compared to $406,851 in the first half of 2006.

Source of Cash - Financing Activities

During the first half of 2007, the Company generated $413,739 from the exercise of stock options and warrants.  In the first half of 2006 cash flow from financing activities was $9,693,107 from the issue of Units and the exercise of stock options.

Use of Cash – Investing Activities

In the first half of 2007 cash used in operating activities was $108,955 which largely represents corporate and operating expenses (net of interest income), whilst cash used in investing activities was $4,048,438 in exploration and development made on the Prairie Creek Property, $31,632 on the purchase of equipment and $30,000 in payment of a security deposit for the performance of abandonment and reclamation obligations. Details of the Company’s deferred exploration and development costs are included in Note 3 to the financial statements and show the major components of expenditure.

In the first half of 2006 cash used in operating activities was $287,637, again largely representing corporate and operating expenses, whilst cash used in investing activities was $1,556,984 in exploration and development on the Prairie Creek Property and $205,000 in payments on security deposits.

Liquidity, Financial Condition and Capital Resources

In the first half of 2007, Canadian Zinc’s cash, cash equivalents and short term investments decreased from $29,087,082 at December 31, 2006 to $25,950,039 at June 30, 2007.  The Company’s working capital as at June 30, 2007 decreased to $25,211,875 from $29,142,161 at December 31, 2006.  The decrease in each case was mainly attributable to the funds being used for the Prairie Creek exploration program.  Subsequent to the end of the period the Company completed a private placement financing to raise $10 million.  The Company is in a strong financial position to carry out its planned exploration, development and permitting activities.  Canadian Zinc is in a debt free position and has no off balance sheet financing structures in place.

At June 30, 2007 the Company had 108,442,950 common shares outstanding, with an authorized capital of unlimited common shares with no par value, compared to 107,590,212 common shares outstanding at December 31, 2006.  At August 9, 2007 the Company had 120,207,950 common shares outstanding.

At June 30, 2007 the Company also had 11,692,755 share purchase warrants outstanding exercisable at prices of $0.72, $0.93, $1.00 and $1.15 per share and with expiring dates of January 30, 2008 and November 23, 2008.  At August 9, 2007 an additional 5,882,500 share purchase warrants exercisable at $1.20 per share to July 23, 2009 were outstanding.

In the first half of 2007, stock options of a total of 550,000 shares were exercised and 60,000 shares were cancelled under the Company’s Stock Option Plan, leaving 4,170,000 options outstanding exercisable at prices of $0.60, $0.89 and $0.90 per share and with expiring dates of January 14, 2010, June 27, 2011 and December 13, 2011.  Each option entitles the holder to acquire one common share.

6.	RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2006, dated March 30, 2007, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.  The principal risks and uncertainties faced by the Company are summarized in Management’s Discussion and Analysis for the year ended December 31, 2006.

7.           OUTLOOK

Canadian Zinc is currently in an exploration and development phase.  At August 9, 2007 the Company held cash and short-term investments of approximately $35 million placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

A budget of $9.0 million has been approved for the planned Prairie Creek programs for 2007.  Plans for the remainder of 2007 include continuing the Company’s ongoing underground exploration and infill drilling programme, as well as a helicopter supported diamond drill exploration program on the Prairie Creek property outside the immediate currently known resource area.  At the same time, ongoing technical studies will continue along with permitting activities to advance the project towards commercial production.  Once preliminary permitting requirements are completed, the applications for the Land Use Permit and Water Licence for the commercial operation of the Prairie Creek Mine will be filed during the year.

CAUTIONARY NOTE - Forward Looking Information:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”,  “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”).  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and  recoverability of mineral resources) unanticipated operational difficulties (including failure with plant, equipment or processes to operate in accordance with  specifications or expectations) cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.